
03007654


SEC MAIL PROCESSING
RECEIVED
JAN 13 2003
WASH, D.C. 165 SECTION

China Steel Corporation

Forecasted Financial Statements for the Year Ending December 31, 2003

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

FORECASTED BALANCE SHEET
December 31, 2003
(With Updated Forecasted Data as of December 31, 2002 and Comparative Historical Data as of December 31, 2001 and 2000)
(In Thousand New Taiwan Dollars)

	Forecast				Historical Data			
	December 31, 2003		December 31, 2002 (Updated)		December 31, 2001		December 31, 2000	
	Amount	%	Amount	%	Amount	%	Amount	%
ts	$ 17,110,406	8	$ 5,523,809	3	$ 4,302,175	2	$ 15,161,618	7
	15,640,518	7	11,978,650	6	12,206,524	6	7,207,497	4
	430,050	-	350,200	-	144,794	-	327,427	-
	1,850,000	1	1,589,700	1	1,815,944	1	1,727,905	1
	16,250,000	8	17,250,000	9	18,371,621	9	19,064,329	9
	6,700,000	3	8,200,000	4	8,200,000	4	7,600,000	4
	1,346,355	1	1,049,354	-	1,238,409	1	472,115	-
	59,327,329	28	45,941,713	23	46,279,467	23	51,560,891	25
IENTS	42,003,594	20	37,265,930	19	35,026,411	18	34,504,547	16
	7,065,078	3	7,065,078	4	6,764,647	4	5,129,690	2
	4,532,454	2	4,316,764	2	4,316,764	2	4,316,764	2
nents	36,254,406	17	35,755,180	18	35,664,534	18	35,432,748	17
ent	218,274,028	104	210,007,529	107	207,043,084	104	203,832,573	98
ent	1,729,697	1	1,671,797	1	1,594,481	1	1,569,793	1
nt	2,961,209	2	2,798,064	1	2,651,344	1	2,631,889	1
	270,816,872	129	261,614,412	133	258,034,854	130	252,913,457	121
	18,358,855	9	18,385,855	10	18,405,855	9	18,536,364	9
ion	289,175,727	138	280,000,267	143	276,440,709	139	271,449,821	130
on	188,480,279	90	178,448,564	91	167,376,583	84	157,493,844	75
	100,695,448	48	101,551,703	52	109,064,126	55	113,955,977	55
ss	3,140,483	2	6,740,637	3	3,183,839	1	4,460,016	2
	103,835,931	50	108,292,340	55	112,247,965	56	118,415,993	57
	4,673,791	2	4,892,260	3	5,383,157	3	4,500,797	2
	$209,840,645	100	$196,392,243	100	$198,937,000	100	$208,982,228	100

LIABILITIES AND STOCKHOLDERS' EQUITY	Forecast				Historical Data			
	December 31, 2003		December 31, 2002 (Updated)		December 31, 2001		December 31, 2000	
	Amount	%	Amount	%	Amount	%	Amount	%
CURRENT LIABILITIES								
Short-term bank loans and overdrafts	$ 585,000	-	$ 2,500,000	1	$ 5,947,913	3	$ 2,933,033	1
Commercial papers payable	998,201	1	1,560,282	1	2,843,252	2	1,092,919	-
Accounts payable	2,500,000	1	2,990,250	2	2,441,818	1	2,426,340	1
Income tax payable	6,984,695	3	2,507,284	1	-	-	3,339,555	2
Other payables	4,560,000	2	4,890,000	3	4,310,176	2	5,553,083	3
Long-term liabilities due within one year	10,050,000	5	12,473,360	6	8,140,269	4	12,809,033	6
Other	2,065,000	1	2,065,000	1	1,917,819	1	1,682,907	1
Total Current Liabilities	27,742,896	13	28,986,176	15	25,601,247	13	29,836,870	14
LONG-TERM LIABILITIES								
Bonds payable	20,000,000	10	25,000,000	13	34,200,000	17	30,050,000	14
Long-term debts	294,260	-	50,000	-	3,455,293	2	5,245,363	3
Reserve for land value increment tax	3,370,813	2	3,370,813	2	3,370,813	1	3,370,813	2
Total Long-term Liabilities	23,665,073	12	28,420,813	15	41,026,106	20	38,666,176	19
OTHERS	5,460,962	2	4,948,212	2	5,661,212	3	5,824,702	3
Total Liabilities	56,868,931	27	62,355,201	32	72,288,565	36	74,327,748	36
STOCKHOLDERS' EQUITY								
Capital stock								
Common	94,973,540	46	92,679,929	47	90,611,684	46	87,483,626	42
Preferred - 14%	477,680	-	477,680	-	477,680	-	477,770	-
Total capital stock	95,451,220	46	93,157,609	47	91,089,364	46	87,961,396	42
Capital surplus	399,565	-	376,867	-	416,570	-	409,005	-
Retained earnings	58,820,460	28	44,208,820	23	37,434,024	19	46,380,081	22
Unrealized loss on long-term investments	(530,527)	-	(520,682)	-	(569,837)	-	(149,728)	-
Cumulative translation adjustments	201,202	-	91,466	-	198,881	-	53,726	-
Investees' unrecognized net loss on pension cost	(15,508)	-	(15,508)	-	(15,508)	-	-	-
Treasury stock	(1,354,698)	(1)	(3,261,530)	(2)	(1,905,059)	(1)	-	-
Total Stockholders' Equity	152,971,714	73	134,037,042	68	126,648,435	64	134,654,480	64
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$209,840,645	100	$196,392,243	100	$198,937,000	100	$208,982,228	100

The accompanying summary of significant accounting policies and basic assumptions on forecasted financial statements are an integral part of this statement.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

FORECASTED STATEMENT OF INCOME
For the Year Ending December 31, 2003
(With Updated Forecasted Data for the Year Ending December 31, 2002 and
Comparative Historical Data for the Years Ended December 31, 2001 and 2000)
(In Thousand New Taiwan Dollars, Except Earnings Per Share)

	Forecast				Historical Data			
	2003		2002 (Updated)		2001		2000	
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$113,365,588	100	$ 97,840,171	100	$ 85,101,266	100	$100,634,849	100
COST OF REVENUES	73,000,152	64	74,775,365	76	73,223,833	86	74,724,305	74
GROSS PROFIT	40,365,436	36	23,064,806	24	11,877,433	14	25,910,544	26
OPERATING EXPENSES								
Selling	1,814,876	2	1,706,117	2	1,602,713	2	1,777,245	2
General and administrative	2,110,432	2	2,013,482	2	2,030,550	2	2,055,655	2
Research and development	906,741	1	858,765	1	850,640	1	856,301	1
Total Operating Expenses	4,832,049	5	4,578,364	5	4,483,903	5	4,689,201	5
INCOME FROM OPERATIONS	35,533,387	31	18,486,442	19	7,393,530	9	21,221,343	21
NON-OPERATING INCOME								
Interest	193,769	-	248,651	-	660,107	1	1,140,795	1
Investment income	2,733,000	3	2,425,442	3	4,081,649	5	2,053,155	2
Other	364,158	-	360,605	-	969,223	1	717,964	1
Total Non-operating Income	3,290,927	3	3,034,698	3	5,710,979	7	3,911,914	4
NON-OPERATING EXPENSES								
Interest	1,691,243	1	2,355,205	2	2,732,813	3	3,223,830	3
Investment loss	-	-	-	-	1,611,175	2	-	-
Other	593,071	1	665,935	1	353,722	1	303,880	1
Total Non-operating Expenses	2,284,314	2	3,021,140	3	4,697,710	6	3,527,710	4
INCOME BEFORE INCOME TAX	36,540,000	32	18,500,000	19	8,406,799	10	21,605,547	21
INCOME TAX EXPENSE	7,364,000	6	2,482,760	3	947,049	1	3,024,012	3
NET INCOME	$ 29,176,000	26	$ 16,017,240	16	$ 7,459,750	9	$ 18,581,535	18
PRIMARY EARNINGS PER SHARE								
Before tax	$ 3.88		$ 1.99		$ 0.88		$ 2.27	
After tax	$ 3.10		$ 1.72		$ 0.78		$ 1.95	
PRO FORMA INFORMATION AS IF THE CORPORATION'S SHARES HELD BY SUBSIDIARIES WERE ACCOUNTED FOR AS INVESTMENTS RATHER THAN TREASURY STOCKS:								
Net income	$ 29,176,000		$ 16,062,498					
Primary earnings per share - based on weighted average number of outstanding common shares of 9,491,104 and 9,347,354 thousands for 2003 and 2002, respectively								
Before tax	$ 3.84		$ 1.98					
After tax	$ 3.07		$ 1.71					

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

FORECASTED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ending December 31, 2003
(With Updated Forecasted Data for the Year Ending December 31, 2002 and Comparative Historical Data for the Years Ended December 31, 2001 and 2000)
(In Thousand New Taiwan Dollars, Except Par Value)

	CAPITAL STOCK - $10 PAR VALUE				RETAINED EARNINGS				UNREALIZED LOSS ON INVESTEES' LONG-TERM INVESTMENTS	CUMULATIVE TRANSLATION ADJUSTMENTS	INVESTEES' UNRECOGNIZED NET LOSS ON PENSION COST	TREASURY STOCK	TOTAL STOCKHOLDERS' EQUITY
		Issued											
	Authorized	Preferred	Common	CAPITAL SURPLUS	Legal Reserve	Special Reserve	Unappropriated	Total					
' 1, 2000	$ 99,000,000	$ 487,340	$ 85,621,689	$363,995	$15,965,075	$ 9,815,701	$15,175,112	$40,955,888	($ 1,101)	$ 15,341	$ -	$ -	$ 127,443,152
shares	7,000,000	-	-	-	-	-	-	-	-	-	-	-	-
d stock to common stock	-	(9,570)	9,570	-	-	-	-	-	-	-	-	-	-
) earnings													
	-	-	-	-	1,512,123	-	(1,512,123)	-	-	-	-	-	-
ees	-	-	130,187	-	-	-	(130,187)	(130,187)	-	-	-	-	-
s and supervisors	-	-	-	-	-	-	(39,056)	(39,056)	-	-	-	-	(39,056)
n preferred stock - 13%	-	-	-	-	-	-	(62,115)	(62,115)	-	-	-	-	(62,115)
n common stock - 13%	-	-	-	-	-	-	(11,132,059)	(11,132,059)	-	-	-	-	(11,132,059)
· 2%	-	-	1,722,180	-	-	-	(1,722,180)	(1,722,180)	-	-	-	-	-
	-	-	-	-	-	-	18,581,535	18,581,535	-	-	-	-	18,581,535
in investees due to change in													
	-	-	-	42,506	-	-	(71,600)	(71,600)	-	-	-	-	(29,094)
estees' long-term investments	-	-	-	-	-	-	-	-	(148,627)	-	-	-	(148,627)
t of investees' long-term investments	-	-	-	-	-	-	-	-	-	38,385	-	-	38,385
	-	-	-	2,504	-	-	(145)	(145)	-	-	-	-	2,359
ER 31, 2000	106,000,000	477,770	87,483,626	409,005	17,477,198	9,815,701	19,087,182	46,380,081	(149,728)	53,726	-	-	134,654,480
d stock to common stock	-	(90)	90	-	-	-	-	-	-	-	-	-	-
0 earnings													
	-	-	-	-	1,858,154	-	(1,858,154)	-	-	-	-	-	-
	-	-	-	-	-	96,001	(96,001)	-	-	-	-	-	-
ees	-	-	489,126	-	-	-	(489,126)	(489,126)	-	-	-	-	-
s and supervisors	-	-	-	-	-	-	(48,913)	(48,913)	-	-	-	-	(48,913)
n preferred stock – 15%	-	-	-	-	-	-	(71,652)	(71,652)	-	-	-	-	(71,652)
n common stock – 15%	-	-	-	-	-	-	(13,122,557)	(13,122,557)	-	-	-	-	(13,122,557)
- 3%	-	-	2,638,842	-	-	-	(2,638,842)	(2,638,842)	-	-	-	-	-
stock	-	-	-	-	-	-	-	-	-	-	-	(1,905,059)	(1,905,059)
	-	-	-	-	-	-	7,459,750	7,459,750	-	-	-	-	7,459,750
tors and supervisors transfer to capital													
	-	-	-	6,317	-	-	-	-	-	-	-	-	6,317
in investees due to change in													
	-	-	-	1,248	-	-	(34,717)	(34,717)	-	-	-	-	(33,469)
estees' long-term investments	-	-	-	-	-	-	-	-	(420,109)	-	-	-	(420,109)
ts of investees' long-term investments	-	-	-	-	-	-	-	-	-	145,155	-	-	145,155
d net loss on pension cost	-	-	-	-	-	-	-	-	-	-	(15,508)		(15,508)
ER 31, 2001	106,000,000	477,680	90,611,684	416,570	19,335,352	9,911,702	8,186,970	37,434,024	(569,837)	198,881	(15,508)	(1,905,059)	126,648,435

English Translation of Financial Statements Originally Issued in Chinese

	CAPITAL STOCK - $10 PAR VALUE			CAPITAL SURPLUS	RETAINED EARNINGS				UNREALIZED LOSS ON INVESTEES' LONG-TERM INVESTMENTS	CUMULATIVE TRANSLATION ADJUSTMENTS	INVESTEES' UNRECOGNIZED NET LOSS ON PENSION COST	TREASURY STOCK	TOTAL STOCKHOLDERS' EQUITY
		Issued											
	Authorized	Preferred	Common		Legal Reserve	Special Reserve	Unappropriated	Total					
ries accounted for as treasury stocks	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	($1,356,485)	($ 1,356,485)
rves to unappropriated earnings	-	-	-	-	-	(2,200,000)	2,200,000	-	-	-	-	-	-
lus from gain on disposal of properties to ings	-	-	-	(20,513)	2,051	-	18,462	20,513	-	-	-	-	-
earnings													
	-	-	-	-	745,975	-	(745,975)	-	-	-	-	-	-
	-	-	-	-	-	290,463	(290,463)	-	-	-	-	-	-
es	-	-	276,458	-	-	-	(276,458)	(276,458)	-	-	-	-	-
and supervisors	-	-	-	-	-	-	(27,646)	(27,646)	-	-	-	-	(27,646)
n preferred stock - 12%	-	-	-	-	-	-	(57,322)	(57,322)	-	-	-	-	(57,322)
n preferred stock - 2%	-	-	9,553	-	-	-	(9,553)	(9,553)	-	-	-	-	-
n common stock - 8%	-	-	-	-	-	-	(7,128,934)	(7,128,934)	-	-	-	-	(7,128,934)
n common stock - 2%	-	-	1,782,234	-	-	-	(1,782,234)	(1,782,234)	-	-	-	-	-
	-	-	-	-	-	-	16,017,240	16,017,240	-	-	-	-	16,017,240
loss on investees' long-term investments	-	-	-	-	-	-	-	-	49,155	-	-	-	49,155
of investees' long-term investments	-	-	-	-	-	-	-	-	-	(107,415)	-	-	(107,415)
by subsidiaries	-	-	-	3	-	-	-	-	-	-	-	14	17
	-	-	-	(19,193)	-		19,190	19,190	-	-	-	-	(3)
R 31, 2002	106,000,000	477,680	92,679,929	376,867	20,083,378	8,002,165	16,123,277	44,208,820	(520,682)	91,466	(15,508)	(3,261,530)	134,037,042
eld by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	1,773	1,773
cks to employees	-	-	-	-	-	-	(97,559)	(97,559)	-	-	-	1,905,059	1,807,500
earnings													
	-	-	-	-	1,601,724	-	(1,601,724)	-	-	-	-	-	-
	-	-	-	-	-	58,260	(58,260)	-	-	-	-	-	-
es	-	-	430,459	-	-	-	(430,459)	(430,459)	-	-	-	-	-
and supervisors	-	-	-	-	-	-	(43,046)	(43,046)	-	-	-	-	(43,046)
n preferred stock - 13%	-	-	-	-	-	-	(62,098)	(62,098)	-	-	-	-	(62,098)
n preferred stock - 2%	-	-	9,554	-	-	-	(9,554)	(9,554)	-	-	-	-	-
n common stock - 13%	-	-	-	-	-	-	(12,045,348)	(12,045,348)	-	-	-	-	(12,045,348)
n common stock - 2%	-	-	1,853,598	-	-	-	(1,853,598)	(1,853,598)	-	-	-	-	-
	-	-	-	-	-	-	29,176,000	29,176,000	-	-	-	-	29,176,000
stees' long-term investments	-	-	-	-	-	-	-	-	(9,845)	-	-	-	(9,845)
s of investees' long-term investments	-	-	-	-	-	-	-	-	-	109,736	-	-	109,736
	-	-	-	22,698	-	-	(22,698)	(22,698)	-	-	-	-	-
R 31, 2003	$ 106,000,000	$ 477,680	$ 94,973,540	$399,565	$21,685,102	$ 8,060,425	$29,074,933	$58,820,460	($ 530,527)	$ 201,202	($15,508)	($1,354,698)	$ 152,971,714

The accompanying summary of significant accounting policies and basic assumptions on forecasted financial statements are an integral part of this statement.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

FORECASTED STATEMENT OF CASH FLOWS
For the Year Ending December 31, 2003
(With Updated Forecasted Data for the Year Ending December 31, 2002 and
Comparative Historical Data for the Years Ended December 31, 2001 and 2000)
(In Thousand New Taiwan Dollars)

	Forecast		Historical Data	
	2003	2002 (Updated)	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$ 29,176,000	$ 16,017,240	$ 7,459,750	$ 18,581,535
Depreciation and amortization	10,923,564	12,016,913	12,602,706	12,667,257
Deferred income tax	512,750	(713,000)	(107,786)	(577,691)
Reversal of allowance for bad debts	-	-	(615)	-
Reversal of allowance for loss on inventories	-	-	(241,685)	(197,356)
Investment loss (income) - net	(2,532,000)	(2,224,250)	1,623,266	(253,647)
Loss on disposal of properties	42,388	50,000	43,865	38,813
Cash dividends on long-term investments under equity method	1,500,000	1,300,000	148,894	126,831
Gain on sale of long-term investments	-	-	-	(1,541,563)
Gain on sale of short-term investments	(201,000)	(201,192)	(4,081,649)	(244,225)
Exchange gain and amortization on forward exchange contract	-	-	(33,141)	(18,949)
Changes in operating assets and liabilities				
Notes receivable	(79,850)	(205,406)	182,633	81,668
Accounts receivable	(260,300)	226,244	(87,424)	(585,504)
Inventories	1,000,000	1,121,621	934,393	(4,117,684)
Prepayment and other current assets	(297,001)	(111,376)	(827,578)	208,313
Accounts payable	(490,250)	548,432	19,680	167,726
Income tax payable	4,477,411	2,507,284	(3,339,555)	2,089,147
Other payables	(330,000)	579,824	(1,250,553)	1,652,380
Other current liabilities	-	147,181	234,912	(247,165)
Net Cash Provided by Operating Activities	43,441,712	31,059,515	13,280,113	27,829,886
CASH FLOWS FROM INVESTING ACTIVITIES				
Decrease (increase) in short-term investments	(3,460,868)	429,066	(917,378)	(4,499,078)
Acquisition of properties	(6,086,425)	(7,319,392)	(5,738,543)	(2,494,358)
Increase in long-term investments	(5,315,963)	(2,730,000)	(2,617,955)	(9,177,850)
Decrease (increase) in pledged time deposits	1,500,000	-	(600,000)	(77,299)
Proceeds from sale of long-term investments	-	-	-	1,954,120
Increase in other assets	(204,649)	(568)	(1,622,360)	(1,431,018)
Net Cash Used in Investing Activities	(13,567,905)	(9,620,894)	(11,496,236	(15,725,483)
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase (decrease) in short-term bank loans and overdrafts	(1,915,000)	(3,447,913)	3,014,880	(692,579)
Increase (decrease) in bonds payable	(4,200,000)	(5,850,000)	238,000	(41,000)
Increase (decrease) in long-term debts	(2,979,100)	(2,422,202)	(2,546,834)	719,762
Purchase of treasury stocks	-	-	(1,905,059)	-

English Translation of Financial Statements Originally Issued in Chinese

	Forecast		Historical Data	
	2003	2002 (Updated)	2001	2000
Bonus to employees, directors and supervisors	($ 43,046)	($ 27,646)	($ 48,913)	($ 39,056)
Decrease in payable on properties purchased	-	-	(4,202)	(498,995)
Purchase of forward exchange contract	-	-	38,478	(12,541)
Transfer of treasury stocks to employees	1,807,500	-	-	-
Net Cash Used in Financing Activities	(19,999,173)	(20,216,987)	(12,643,320)	(16,935,392)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,874,634	1,221,634	(10,859,443)	(4,830,989)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,523,809	4,302,175	15,161,618	19,992,607
ADJUSTMENT OF DECREASE IN FORECASTED INVESTMENT FOR 2002	1,711,963	-	-	-
CASH AND CASH EQUIVALENTS, END OF YEAR	$17,110,406	$ 5,523,809	$ 4,302,175	$15,161,618
SUPPLEMENTAL INFORMATION				
Interest paid (excluding capitalized interest)	$ 2,074,427	$ 2,601,899	$ 2,952,306	$ 3,276,364
Income tax paid	3,217,589	688,476	4,394,390	1,512,556
NONCASH INVESTING AND FINANCING ACTIVITIES				
Long-term debts due within one year	$10,050,000	$12,473,360	$ 8,140,269	$12,809,033
SUPPLEMENTAL INFORMATION FOR SUBSIDIARIES ACQUIRED IN 2002				
Fair value of assets and liabilities:				
Cash				$ 9
Long-term investments				1,597,253
Others				75
Liabilities				(90)
				1,597,247
Shareholdings percentage				× 99.44%
				1,588,302
Deferred credit				(210,977)
Acquisition price for the subsidiaries				1,377,325
Cash balances of subsidiaries calculated by shareholdings percentage				(9)
Cash paid				$ 1,377,316

The accompanying summary of significant accounting policies and basic assumptions on forecasted financial statements are an integral part of this statement.

CHINA STEEL CORPORATION

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIC ASSUMPTIONS ON FORECASTED FINANCIAL STATEMENTS
(Amounts in Thousand New Taiwan Dollars, Except Dividends Per Share, Unit Price, Unit cost and Unless Otherwise Stated)

A. GENERAL

The Corporation publishes its financial forecasts, in compliance with regulations stipulated by the ROC securities and Futures Commission, to provide investors with information on future operations.

On December 10, 2002, the Corporation completed the preparation of its forecasted financial statements for the year ending December 31, 2003 (hereinafter, "2003") based on the management's best estimates and evaluation of future operations. The basic assumptions stated herein are those that management considers are material to affect the forecasted financial statements. There will usually be differences between the forecasted and actual results because events and circumstances frequently do not occur as expected, and those differences may be material.

The forecasted data for the year ending December 31, 2002 were excerpted from the forecasted financial statements which were finally updated in August 2002. Furthermore, the historical data for the years ended December 31, 2001 and 2000 were excerpted from such years' audited financial statements for comparison and reference purposes.

B. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Corporation, which conform to generally accepted accounting principles in the Republic of China, are summarized as follows:

<u>Cash equivalents</u>

Cash equivalents represent commercial papers matured within three months from investing date.

<u>Short-term investments</u>

Short-term investments, representing bond funds, and stocks listed and traded in the Taiwan Stock Exchange, are stated at the lower of weighted average cost or market value.

Market value represents net assets value of bond funds on balance sheet date, or monthly average price of listed stocks in the latest month of the period.

<u>Allowance for doubtful accounts</u>

Inventories

Inventories consist of raw materials, supplies, fuel, finished products, work in process, by-products and construction in progress. The construction revenue is recognized by the percentage-of-completion method, and the construction in progress is valued by the costs incurred plus (less) the estimated gain (loss). Other inventories are stated at the lower of weighted moving average cost or market value. Market value represents replacement costs for raw materials, supplies and fuel and net realizable value for finished products, work in process, by-products and construction in progress.

Long-term investments

Long-term stock investments for which the Corporation owns 20% or more of the voting shares of the investee or has significant influence on the investees are accounted for by equity method. When the equity method is initially applied, the difference between the carrying value of an investment and the proportionate equity in the net assets of the investee is amortized over five years. Investment gains or losses are recognized quarterly, unrealized gains or losses arising from transactions with investees and from transactions between investees are eliminated. Cash dividends received from investees are recorded as a deduction in the investment carrying value. Translation adjustments, unrealized loss on long-term investments of investees and unrecognized net loss on pension cost are recognized proportionately by the Corporation's shareholdings. Stock dividends received are accounted for only as increases in number of shares held. When the investee issues additional shares, and if the Corporation does not acquire the proportionate shares, as a result, the Corporation's percentage of ownership is changed. The difference between the long-term investment accounts and the proportionate shares in the investees' net assets, resulting from the aforementioned change, shall be adjusted to the capital surplus or to unappropriated earnings if the capital surplus is insufficient to be offset. If the market prices of investees' shares decline significantly and such decline is not temporarily, the investment loss is recognized in thar year. The equity method will be readopted to the investee as long as its market value is equal to or higher than its net asset, and then the difference between the carrying value and proportionate equity in the net assets shall be amortized over five years thereafter.

Other investments are accounted for by cost method. If certain evidences indicate that investments has been materially impaired and such impairment will not recoverable, the impairment are recogized as investment loss.

Properties and other assets

Properties and other assets (leased assets) are stated at cost or cost plus appreciation, less accumulated depreciation. Interest expense arised form the purchase or construction of such properties is capitalized as cost. Major additions, renewals and betterments are capitalized while maintenance and repairs are expensed currently.

Depreciation on properties is provided on cost by the straight-line method based on estimated service lives as follows: Land improvements, 10 to 40 years; buildings and improvements, 4 to 60 years; machinery and equipment, 3 to 25 years; transportation equipment, 3 to 25 years;

Depreciation on machinery and equipment leased to the Corporation's affiliate (under other assets-leased assets) is provided by the working hours method.

Upon sale or disposal of properties, the related cost, appreciation and accumulated depreciation are removed from the accounts. Gains or losses on the sale or disposal of properties are credited or charged to current income.

Unamortized repair expense

Unamortized repair expense represents the expenditure for the major repair of blast furnaces, is being amortized by the straight-line method over five years.

Treasury stock

Treasury stock is stated at cost, and its book value is presented as a deduction of stockholder's equity. Effective 2002, the Corporation's shares acquired and held by its subsidiaries are accounted for as treasury stocks.

Sales

Sales are recognized as follows: domestic - when products are delivered off the Corporation's premises; export - when products are loaded aboard vessels.

Pension

Pension costs are recognized based on actuarial calculations. The difference between the pension costs recognized and the amount appropriated to a special fund is recognized as accrued pension liabilities. Pension benefits paid in excess of the fund and accrual are charged to expense.

Income tax

Income tax is provided on inter-period allocation basis. Tax effects of deductible temporary differences and unused tax credits are recognized as deferred tax assets. Valuation allowance is provided for deferred tax assets that are not certain to be realized. The tax effects of taxable temporary differences are recognized as deferred tax liabilities. Deferred tax assets or liabilities are classified as current or noncurrent based on the classification of the related asset or liability, otherwise it is classified according to the expected reversal time period.

The tax credits from expenditures for purchase of equipment, research and development, and employees' training costs are recognized as income tax credits when those credits are granted.

Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

Annual earnings shall be appropriated by the resolution of stockholders' meeting in the following year. The unappropriated earnings, as determined by the tax regulations, shall be subject to 10% income taxes. Such taxes are recorded as expenses after the stockholders resolve that the earnings shall be retained.

Foreign-currency transactions

Foreign-currency transactions, except derivative financial instruments, are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses caused by the application of different foreign exchange rates when foreign-currency receivables and payables are settled will be credited or charged to income in the year of settlement. At the balance sheet date, foreign-currency assets and liabilities are restated at the prevailing exchange rates and resulting adjustments are credited or charged to income.

Derivative financial instruments

Forward exchange transactions entered into as hedge for foreign-currency net assets or net liabilities are recorded in New Taiwan dollars at the spot rates on the date of each forward contract. The differences between spot rates and forward rates are amortized over the period of each forward contract and recognized as gains or losses. Year-end balances of forward exchange contracts are restated at the prevailing exchange rates and the resulting adjustments are credited or charged to income. Exchange gains or losses on forward exchange transactions entered into as hedge for foreign-currency commitments are deferred as adjustments to prices of transactions.

The related receivable and payable balances are netted against each other and the resulting balance is accounted for as either current asset or liability.

Earnings per share

Convertible preferred shares are not included in the calculation of earnings per common share because earnings per share are not diluted.

C. SUMMARY OF SIGNIFICANT BASIC ASSUMPTIONS

The forecasted data are based on current market situation, operation plan and the management's best estimates and assessments of future operations.

1. Statement of Income

   The forecasted revenues and cost of revenues for 2003 as compared with those of 2002 are summarized by products as follows:

	2003			2002 (Updated)		
	Quantity (Tons)	Unit Price	Amount	Quantity (Tons)	Unit Price	Amount
Revenues						
Hot rolled coil and sheet	4,425,000	$ 10,000	$ 44,251,413	4,364,946	$ 7,968	$ 34,779,853
Wire rod, plate and bar	2,635,800	11,167	29,433,213	2,846,444	9,620	27,383,992
Cold rolled coil and sheet	2,528,000	13,857	35,029,819	2,465,656	11,359	28,008,292
Other coil and sheet	251,200	7,510	1,886,423	722,954	6,068	4,387,079
By-products and non - steel products			1,267,050			1,600,640
Services and others			1,497,670			1,680,315
Total revenues	9,840,000		$ 113,365,588	10,400,000		$ 97,840,171
Cost of revenues						
Hot rolled coil and sheet		$ 6,165	$ 27,281,181		$ 5,978	$ 26,093,999
Wire rod, plate and bar		7,787	20,525,732		7,618	21,684,008
Cold rolled coil and sheet		8,684	21,953,767		8,662	21,356,803
Other coil and sheet		5,407	1,358,144		4,926	3,561,420
By-products and non - steel products			1,191,595			1,147,601
Services and others			689,733			931,534
Total cost of revenues			$ 73,000,152			$ 74,775,365
Gross profit ratio			36%			24%

a. Revenues

Based on the current available sales orders, the market price for the first quarter of 2003 as well as experiences from previous years, the Corporation anticipates that the selling price of main steel products will be expected to increase up to 16%-26% and the average unit selling price will increase by 24%, as compared to the updated forecasted price for 2002, and the sales quantities for main steel products will decrease by 5%.

The 2003 forecasted revenues increase by $15,525,417 (16%), as compared to that of 2002. The increase as analyzed by the main products are as follows:

1) Hot rolled coil and sheet

The price of hot rolled coil and sheet will continuously increase resulting from recovery of steel markets in 2002. The Corporation anticipates the unit selling price and sales quantities will increase by 26% and 1%, respectively, resulting in the increase in revenues by $9,471,560 (27%).

2) Wire rod, plate and bar

The Corporation anticipates that the sales quantities will decrease by 7% due to annual maintenance and renewal of mill revampine, but the unit selling prices of these products will increase by 16% resulting from recovery of steel market. Collectively, the revenues will increase by $2,049,221 (7%).

3) Cold rolled coil and sheet

The market demand for cold rolled coil and sheet will increase. As such, the sales quantities and unit selling prices are anticipated to increase by 3% and 22%, respectively, resulting in the increase in revenes by $7,021,527 (25%).

4) Other coil and sheet

The unit selling prices of other coils and sheets will increase by 24%, but the sales quantities may decrease by 65% due to the decrease in sale of slab, resulting in the decrease in revenues by $2,500,656 (57%).

b. Cost of revenues

The 2003 forecasted cost of revenues as compared with that of 2002 will decrease by $1,775,213 (2%), mainly attributes to the followings:

1) Raw materials

The estimated price of main raw material costs are based on the existing purchase contracts and the estimated future market prices. Based on the operating plans, the Corporation anticipates a decrease in the cost of raw material by $2,064,454 (6%),reflecting a decrease in sale quantities by 5%, as compared to updated forecast in 2002, and a slight increase in unit cost of import raw materials.

2) Direct labor

This consists mainly of employees' salaries and wages, bonus, overtime pay, insurance and pension. The Corporation anticipates the increase of $470,390 (11%) in labor cost, mainly attributing to increase in bonus which is calculated based on earnings (2003 forecasted earnings will increase substantially).

3) Manufacturing expenses

The manufacturing departments estimated 2003 manufacturing expenses based on historical data, production budgets, price level and personnel plan, for each expense item. No significant change is expected for the forecasted manufacturing expense for 2003, as analyzed below:

a) Salaries and wages

b) Variable overhead

This consists mainly of the costs of maintenance, fuel, factory supplies and utilities. The Corporation anticipates increase of $407,024 (9%) in maintenance expense due to periodic maintenance, and increase of $376,510 (32%) in fuel expenses because of increasing price. No significant change is expected in other variable overhead as compared with those in 2002.

c) Other expenses

Other expenses in 2003 are estimated based on the actual expenses of January to November 2002.

Depreciation will decrease by $655,628 (6%) because part of machinery and equipments will be fully depreciated in the second quarter of 2003.

c. Operating expenses

The forecasted operating expenses for 2003 will increase by $253,685 (6%), detailed as follows:

1) Salaries and wages

Salaries and wages, will increase by $256,308 (12%), mainly attributes to the increase of $243,816 in incentive bonus.

2) Variable expenses

This consists mainly of commission professional services, office supplies, transportation and maintenance. No significant change is expected for such variable expenses.

3) Other expenses

Other expenses in 2003 are estimated based on the actual expenses of January to November 2002. No significant change is expected for such expenses.

d. Non-operating income and expenses

1) Interest income and expenses

The forecasted interest expenses for 2003 is based on the outstanding balances of short-term bank loans, long-term debts and bonds payable (the Corporation anticipates to issue the bonds of $5,000,000), with interest rate at 1.05%-7.54%, less capitalized interest of about $100,000, and expected to decrease by $663,962 (28%) as compared to 2002. The forecasted interest income for 2003 is calculated based on the average time deposits and commercial papers balance with interest rate at 0.3%-2.1%, and expected to decrease by $54,882 (22%), resulting from decline in the above -

2) The forecasted investment income includes income under equity method of $2,532,000 and gain on disposal of short-term investment of $201,000. The forecasted investment income under equity method is recognized based on the investees' forecasted operating results as follows:

	Investees' Net Income (Loss)	% of Ownership	Investment Income (Loss)
Investment income (loss) recognized by equity method			
China Steel Express Corporation	$ 616,945	100	$ 616,760
Gains Investment Corporation	185,876	100	185,876
C. S. Aluminium Corporation	454,033	98	443,681
China Steel Global Trading Corporation	123,682	100	123,089
China Prosperity Development Corporation	460	100	460
China Steel Security Corporation	12,273	100	12,273
Info-Champ Systems Corporation	61,690	99	61,690
China Hi-ment Corporation	173,046	20	35,111
China Ecotek Corporation	22,060	36	7,961
China Steel Structure Corporation	86,305	18	15,466
China Steel Chemical Corporation	398,646	31	122,504
Taisil Electronic Materials Corporation	(41,060)	35	(14,371)
Kuei Yi Industrial Corporation	(17,246)	30	(5,174)
Kaohsiung Rapid Transit Corporation	(120,385)	31	(37,680)
China Steel Asia Pacific Holdings Ptd. Ltd.	220,400	100	220,400
China Steel Machinery Corporation	10,922	100	10,836
Taiwan Rolling Stock Corporation	4,177	28	1,118
Yieh Loong Enterprise Corporation Ltd. (YLEC)			732,000
Investment income-net			$2,532,000

The forecasted investment income of YLEC represents mainly amortization of the difference between carrying value and proportionate share in the YLEC's net assets.

e. Income tax

The forecasted 2003 income tax is calculated as follows:

Tax on pretax income at statutory rate (25%)	$9,135,000
Depreciation difference	512,750
Investment income	(683,250)
Decrease in capital of investee	(597,750)
	8,366,750
Investment tax credit	(490,000)
Income tax payable	7,876,750

Income tax payable is net of prepaid income tax.

f. Primary Earnings per share

	Numerator-Amount			Denominator - Thousand Shares
	Before Tax	After Tax		
2003 (Forecast)			2003 (Forecast)	
Net income	$36,540,000	$29,176,000	Weighted average number of issued common shares	9,497,354
Less: Dividends to preferred stocks	83,754	66,875	Less: Weighted average number of treasury stocks	
			- Purchased by the Corporation	6,250
			- Held by subsidiaries	97,803
Net income belonging to common stockholders	$36,456,246	$29,109,125		9,393,301
2002 (Reupdated)			2002 (Reupdated)	
Net income	$18,500,000	$16,017,240	Weighted average number of issued common shares	9,267,993
Less: Dividends to preferred stocks	77,241	66,875	Add: Retroactive adjustment for capitalization of retained earnings	229,361
			Less: Weighted average number of treasury stocks	
			- Purchased by the Corporation	150,000
			- Held by subsidiaries	96,025
Net income belonging to common stockholders	$18,422,759	$15,950,365		9,251,329
2001			2001	
Net income	$ 8,406,799	$ 7,459,750	Weighted average number of issued common shares	9,061,168
Less: Dividends to preferred stocks	75,365	66,875	Add: Retroactive adjustments for capitalization of retained earnings	436,186
			Less: Weighted average number of treasury stocks	29,925
Net income belonging to common stockholders	$ 8,331,434	$ 7,392,875		9,467,429
2000			2000	
Net income	$21,605,547	$18,581,535	Weighted average number of issued common shares	8,748,363
Less: Dividends to preferred stocks	77,774	66,888	Add: Retroactive adjustments for capitalization of retained earnings	748,982
Net income belonging to common stockholders	$21,527,773	$18,514,647		9,497,345

The number of shares are adjusted retroactively for the effect of capitalization of retained earnings in calculating the primary earnings per share. Consequently, primary earnings per share before tax and after tax are decreased from $2.04 and $1.77 to $1.99 and $1.72 for 2002, from $0.92 and $0.82 to $0.88 and $0.78 for 2001, and from $2.46 and $2.12 to $2.27

2. Balance sheet

a. Cash and cash equivalents

As of December 31, 2003, the forecasted balance of cash and cash equivalents will increase by $11,586,597 (210%), mainly attributing to issuance of corporate bonds of $5,000,000 and the increase in operating cash inflow.

b. Short-term investments

Due to increase in cash inflow, the forecasted balance of short-term investments will increase by $3,661,868 (31%) as of December 31, 2003.

c. Long-term investments

As stated under item C.1.d.2), the forecasted investment income will be $2,532,000 and the Corporation will implement the additional investments of $5,315,963. The movement of these investment is expected as follows:

Forecasted balance at the beginning of 2003	$37,265,930
Adjustment to 2002 forecasted long-term investment	(1,711,963)
Adjustment to 2002 forecasted treasury stock	1,773
Additional investments	5,315,963
Cash dividend	(1,500,000)
Investment income under the equity method	2,532,000
Unrealized loss on long-term investment	(9,845)
Cumulative translation adjustments of long-term investments	109,736
Balance, end of 2003	$42,003,594

d. Short-term bank loans and overdrafts, commercial papers payable, bonds payable and long-term debts

The Corporation expects to issue bonds of $5,000,000 and to repay short-term loans of $1,915,000, commercial papers of $562,081, long-term debts of $2,979,100 and bonds payable of $9,200,000. This will improve the financial structure and current ratio.

e. Appropriations of retained earnings

The Corporation projected to appropriate its 2002 earnings, based on its dividend policy, as follows:

Legal reserve	$ 1,601,724
Special reserve	58,260
Cash dividends	
Common stock $1.3 per share	12,045,348
Preferred stock $1.3 per share	62,098
Stock dividends $0.2 per share (including common and preferred stock)	1,863,152

f. Treasury stock

Treasury stocks for the year ending December 31, 2003 are as follows:

	Thousand Shares			End of Year	
Purpose	Beginning of Year	Increase	Decrease	Thousand Shares	Amount
Shares acquired for transfer to employees	150,000	-	150,000	-	$ -
Shares acquired and held by subsidiaries	97,803	-	-	97,803	1,354,698
	247,803	-	150,000	97,803	$1,354,698

1) Shares acquired for transfer to employees

In 2001, the Corporation acquired 150,000 thousand shares of its common stocks at the cost of $1,905,059. These shares will be sold to employees in January 2003. Based on regulations, the Corporation has made a plan for sales of treasury stocks to employees, with selling price of $12.05 per share and total amounts of $1,807,500. The difference of $97,559 between selling amounts and the carry value will be charged off to retained earnings.

2) Shares acquired and held by subsidiaries

The treasury stock, which was acquired and held by subsidiaries, amounts to 98,064 thousand shares. Such treasury stock, based on the Corporation's shareholdings, amounts to 97,803 thousand shares, with carry value of 1,354,698. These shares will not be disposed of in 2003. The market value of these shares is anticipated to be $1,546,260 as of December 31, 2003. In 2002, owing to the Corporation's capitalization of retained earnings and change in shareholdings of investees, such treasury stocks may increase by 1,778 thousand shares.

D. FORECASTED QUARTERLY OPERATING RESULTS FOR 2003

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Revenues	$ 27,957,123	$ 29,078,686	$ 28,899,789	$ 27,429,990	$113,365,588
Cost of revenues	18,002,784	18,724,555	18,609,453	17,663,360	73,000,152
Gross profit	$ 9,954,339	$ 10,354,131	$ 10,290,336	$ 9,766,630	$ 40,365,436
Gross profit ratios	36%	36%	36%	36%	36%
Income before income tax	$ 8,997,972	$ 9,397,764	$ 9,333,969	$ 8,810,295	$ 36,540,000

E. SENSITIVE ANALYSIS OF THE FORECASTED FINANCIAL STATEMENTS FOR 2003

1. Changes in foreign exchange rate

Forecasted exchange rate of New Taiwan Dollars against U.S. Dollars: US$1=NT$34.5
Amounts expected to be affected by the change in exchange rate:

Revenues (export sales)	US$ 925,468,580
Costs of imported raw materials and supplies	(895,623,407)
Other operating expenses	(4,871,210)
	US$ 24,973,963

Effect of fluctuations on exchange rate:

Appreciation (Depreciation) of New Taiwan Dollars	Increase (Decrease) in Income Before Income Tax
1%	($ 8,616)
(1%)	8,616

2. Changes in unit selling price

Estimated average unit price for 2003: $11,240 per ton
Estimated sales volume for 2003: 9,840,000 tons

Effect of changes in unit selling price:

Increase (Decrease) in Unit Selling Price	Increase (Decrease) in Revenues
1%	$1,106,016
(1%)	(1,106,016)

3. Changes in sales quantities:

Estimated average gross profit for 2003: $4,012 per ton
Effect of changes in sales quantities:

Increase (Decrease) in Sales Volume	Increase (Decrease) in Gross Profit
1%	$ 394,781
(1%)	(394,781)

4. Changes in cost of raw materials:

   Forecasted cost of raw materials for 2003: $33,737,343
   Effect of changes in cost of revenues:

Increase (Decrease) in Cost of Raw Materials	Increase (Decrease) in Cost of Revenue
1%	$ 337,373
(1%)	(337,373)

F. ACHIEVEMENT OF 2002 REUPATED FORECAST:

	Three Quarters Ended September 30, 2002	Annual Forecast Original	Annual Forecast Updated	Annual Forecast Reupdated	Achievement on Reupdated Forecast (%)
Revenues	$72,443,207	$81,075,902	$89,914,152	$97,840,171	74
Cost of revenues	57,113,990	72,265,305	71,701,937	74,775,365	76
Gross profit	15,329,217	8,810,597	18,212,215	23,064,806	66
Operating expense	3,286,951	4,300,211	4,578,364	4,578,364	72
Income from operations	12,042,266	4,510,386	13,633,851	18,486,442	65
Non-operating income (expense)	(343,743)	(10,386)	(633,851)	13,558	(2,635)
Income before income tax	$11,698,523	$ 4,500,000	$13,000,000	$18,500,000	63

1. The 2002 original forecasted financial statements was published on December 14, 2001. Due to the change in assumptions and circumstances, the 2002 forecasted financial statements were updated and reupdated on June 20 and August 28, 2002, respectively.

2. The reason and impact for twice updates:

   a. Reason:

      The changes in the basic assumptions for the revenues, cost of revenues and non-operating income are mainly resulting from the rising in the demand of international steel market, the increase in product prices and quantities and the increase in investment income under equity method. Consequently, the updated and reupdated gross profit and income before income tax increased substantially, as compared with the original forecast and updated forecast, respectively.

   b. Impact amount:

      1) Updated forecast: The gross profit and income before income tax increased by 9,401,618 (107%) and 8,500,000 (189%), respectively.

      2) Reupdated forecast: The gross profit and income before income tax increased by $4,852,591 (27%) and 5,500,000 (42%), respectively.

China Steel Corporation Announcement
December 17, 2002

Subject: The important resolutions made by the 8th conference of the 11th board of directors of the Company.

I. Observance of "The Procedure for Verifying and Handling Important Information Disclosure by Publicly Listed Companies".

II. On December 17, 2002, the 8th conference of the 11th board of directors of the Company has made the following important resolutions.

1. Approving the forecasted financial statements for year 2003 as follows:

BALANCE SHEETS

(In thousands of New Taiwan Dollars)

ASSETS	
Current Assets	59,327,329
Long-term Investments	42,003,594
Fixed Assets	103,835,931
Other Assets	4,673,791
Total Assets	209,840,645
LIABILITIES	
Current Liabilities	27,742,896
Bonds Payable	20,000,000
Long-term Debts	294,260
Reserve for Land Value Increment Tax	3,370,813
Other Liabilities	5,460,962
Total Liabilities	56,868,931
Shareholders'Equity	152,971,714
Total Liabilities and Shareholders'Equity	209,840,645


SEC MAIL PROCESSING
RECEIVED
JAN 1 3 2003
WASH. D.C.
165
SECTION

INCOME STATEMENT

(In Thousand New Taiwan Dollars,Except Earnings Per Share)

Revenues	113,365,588
Cost of Revenues	73,000,152
Gross Profit	40,365,436
Operating Expenses	4,832,049
Income from Operations	35,533,387
Non-operating Income	3,290,927
Non-operating Expenses	2,284,314
Income before Income Tax	36,540,000
Income Tax Expense	7,364,000
Net Income	29,176,000
Earnings per share(after tax)	3.10

2. The board of directors approves "New Coke Dry Quenching Plant for Phase 4 Coke Oven Plant Project"(1)One complete facilites of coke dry quenching for phase 4 coke oven plant(2)The improvement of existing dedusting facilities for phase 4 coke conveying system.Total investment is excepted to be NT$1,837,279,000.
3. The board of directors approves the planning to implement a integrate sizing press in NO.1 Hot Strip Mill in CSC.Total investment is excepted to be NT$1,080,590,000

China Steel Corporation

Y.C. Chen
Executive Vice President & Spokesman